3-24



SECUR[illegible] [illegible]ION

05041557

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

| SEC FILE NUMBER |
| --- |
| 8- 50959 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wasserman & Associates, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Chestnut Rd. - Suite 104
(No. and Street)

Myrtle Beach (City) SC (State) 29572-5504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Wasserman 561-738-0113
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donna M. Sotillo, CPA
(Name – *if individual, state last, first, middle name*)

6605 S. Dixie Highway - Suite 200 - West Palm Beach, FL 33405
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASHINGTON
179


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/25

# OATH OR AFFIRMATION

I, Thomas K. Wasserman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wasserman & Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A statement stating that the audit did not contain any material differences between the audited and unaudited computation of net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

| OMB APPROVAL | |
|---|---|
| OMB Number | 3235-0123 |
| Expires: | January 31, 2007 |
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

| NAME OF BROKER-DEALER | | SEC FILE NO. | |
|---|---|---|---|
| | | 8-50959 | [14] |
| | | FIRM I.D. NO. | |
| Wasserman & Associates, Inc. | [13] | 45085 | [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) | | FOR PERIOD BEGINNING (MM/DD/YY) | |
| 618 Chestnut Rd. , Suite 104 (No. and Street) | [20] | 1/01/04 | [24] |
| | | AND ENDING (MM/DD/YY) | |
| Myrtle Beach (City) [21] South Carolina (State) [22] 29572-5504 (Zip Code) | [23] | 12/31/04 | [25] |

| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | | (Area Code) — Telephone No. | |
|---|---|---|---|
| Thomas K. Wasserman | [30] | 561-738-0113 | [31] |
| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | | OFFICIAL USE | |
| | [32] | | [33] |
| | [34] | | [35] |
| | [36] | | [37] |
| | [38] | | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sotillo, Donna M. [70]

ADDRESS

| 6605 South Dixie Highway Ste. 200 [71] | West Palm Beach [72] | Florida [73] | 33405 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | | |

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

## Independent Auditor's Report

Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying statement of financial condition of Wasserman & Associates, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wasserman & Associates, Inc. as of December 31, 2004 and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Sotillo & Company
West Palm Beach, FL
February 25, 2005

# FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
Wasserman & Associates, Inc.

N 3 | 100

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12/31/04 | 99
SEC FILE NO. 8-50959 | 98
Consolidated [ ] 198
Unconsolidated [X] 199

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 64,164 | 200 | | | $ 64,164 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 149,005 | 295 | | | | |
| B. Other | 41,717 | 300 | $ | 550 | 190,722 | 810 |
| 3. Receivable from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. Other assets | | 535 | 339 | 735 | 339 | 930 |
| 12. TOTAL ASSETS | $ 254,886 | 540 | $ 339 | 740 | $ 255,225 | 940 |

OMIT PENNIES

See Accompanying Notes to the Financial Statements

# FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT

## PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. as of 12/31/04

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

#### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 [13] | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | 121,151 | 1114 | | 1315 | 121,151 | 1560 |
| B. Other | [10] 83,864 | 1115 | | 1305 | 83,864 | 1540 |
| 15. Payable to non-customers | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | | 1205 | | 1385 | | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 [12] | | 1390 [14] | | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders [9] $ ___ 970 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ ___ 980 | | | | | | |
| B. Securities borrowings, at market value from outsiders $ ___ 990 | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ ___ 1000 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ ___ 1010 | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 205,015 | 1230 | $ | 1450 | $ 205,015 | 1760 |

| Ownership Equity | | Total | |
|---|---|---|---|
| 21. Sole Proprietorship | | [15] $ | 1770 |
| 22. Partnership (limited partners) | [11] ($ ___ 1020) | | 1780 |
| 23. Corporation: | | | |
| A. Preferred stock | | | 1791 |
| B. Common stock | | | 1792 |
| C. Additional paid-in capital | | 59,548 | 1793 |
| D. Retained earnings | | (9,338) | 1794 |
| E. Total | | 50,210 | 1795 |
| F. Less capital stock in treasury | | [16] ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | $ 50,210 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 255,225 | 1810 |

OMIT PENNIES



See Accompanying Notes to the Financial Statements

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying financial statements of Wasserman & Associates, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 25, 2005

# FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT

## PART IIA

BROKER OR DEALER: Wasserman & Associates, Inc. — as of 12/31/04

### COMPUTATION OF NET CAPITAL

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ | 50,210 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital [19] | | | ( | ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | | 50,210 | 3500 |
| 4. | Add: | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ | 50,210 | 3530 |
| 6. | Deductions and/or charges: | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17] | $ 339 | 3540 | | | |
| | B. *Secured demand note delinquency* | | 3590 | | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | | |
| | D. Other deductions and/or charges | | 3610 | ( | 339 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. | *Net capital before haircuts on securities positions* [20] | | | $ | 49,871 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | | |
| | A. Contractual securities commitments | $ | 3660 | | | |
| | B. Subordinated securities borrowings | | 3670 | | | |
| | C. Trading and investment securities: | | | | | |
| | 1. Exempted securities [18] | | 3735 | | | |
| | 2. Debt securities | | 3733 | | | |
| | 3. Options | | 3730 | | | |
| | 4. Other securities | | 3734 | | | |
| | D. Undue Concentration | | 3650 | | | |
| | E. Other (List) | | 3736 | ( | ) | 3740 |
| 10. | Net Capital | | | $ | 49,871 | 3750 |

OMIT PENNIES



Schedule I

# FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Wasserman & Associates, Inc. as of 12/31/04

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

|  | | |  |  |
|---|---|---|---|---|
| 11. Minimum net capital required ($6\frac{2}{3}$% of line 19) | | | $ 13,667 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ 13,667 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ 36,204 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | | | $ 29,369 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

|  |  |  |  |  |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ 205,015 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit 21 | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 18. Total aggregate indebtedness | | | $ 205,015 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % 411 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

|  |  |  |
|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | 3760 |
| 24. Excess capital (line 10 less 23) | $ | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.



Schedule I

# FINANCIAL AND OPERATIONAL UNIFORM SINGLE REPORT

## PART IIA

BROKER OR DEALER
Wasserman & Associates, Inc.

For the period (MMDDYY) from 24 1/01/04 [3932] to 12/31/04 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

**REVENUE**

| Item | | Amount | Code |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 217,683 | 3935 |
| b. Commissions on listed option transactions | 25 | 60,524 | 3938 |
| c. All other securities commissions | | 1,880,432 | 3939 |
| d. Total securities commissions | | 2,158,639 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | 146,252 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 83,972 | 3995 |
| 9. Total revenue | $ | 2,388,863 | 4030 |

**EXPENSES**

| Item | | | Amount | Code |
|---|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | 99,500 | 4120 |
| 11. Other employee compensation and benefits | | | 2,022,330 | 4115 |
| 12. Commissions paid to other broker-dealers | | | | 4140 |
| 13. Interest expense | | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | [4070] | | | |
| 14. Regulatory fees and expenses | | | 10,365 | 4195 |
| 15. Other expenses | | | 253,808 | 4100 |
| 16. Total expenses | | $ | 2,386,003 | 4200 |

**NET INCOME**

| Item | | | Amount | Code |
|---|---|---|---|---|
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ | 2,860 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 28 | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | | 4222 |
| a. After Federal income taxes of | [4338] | | | |
| 20. Extraordinary gains (losses) | | | | 4224 |
| a. After Federal income taxes of | [4239] | | | |
| 21. Cumulative effect of changes in accounting principles | | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ | 2,860 | 4230 |

**MONTHLY INCOME**

|  | |  |  |
|---|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | (9,523) | 4211 |



See Accompanying Notes to the Financial Statements

Wasserman & Associates, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income (Loss) | $ 2,860 |
| Non cash Items Included in Net Income: | |
| Increase in Accounts Receivable | (36,861) |
| Increase in Accounts Payable | 24,975 |
| Increase in Accrued Expenses | 0 |
| Decrease in Other Assets | 1,875 |
| NET CASH USED FOR OPERATING ACTIVITIES | $ (7,151) |
| NET INCREASE (DECREASE) IN CASH | (7,151) |
| CASH AT BEGINNING OF YEAR | 71,315 |
| CASH AT END OF YEAR | $ 64,164 |

See Accompanying Notes to the Financial Statements

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
Thomas Wasserman

For the period (MMDDYY) from 1/01/04 to 12/31/04

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 47,348 | 4240 |
| A. Net income (loss) | | | 2,862 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 50,210 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | 30 $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES



See Accompanying Notes to the Financial Statements

SOTILLO & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720


## Independent Auditor's Report On Exemptive Provision Under Rule 15c 3-3

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying financial statements of Wasserman & Associates, Inc. as of and for the year ended December 31, 2004 and have issued our report thereon dated February 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As of the date of the financial statements all customer transactions cleared through another broker-dealer on a fully disclosed basis and no facts came to our attention to indicate that this was not complied with since the last audit of the financial statements.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 25, 2005

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Thomas Wasserman — as of 12/31/04

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .......... 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .......... 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 RBC Dain Rauscher Inc. 4335 — 8-45411 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .......... 4580

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 4699 | | |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |



See Accompanying Notes to the Financial Statements

Wasserman & Associates, Inc.
Notes to Financial Statements
December 31, 2004

Wasserman & Associates, Inc. is a Stock and Bond Brokerage Firm located in Myrtle Beach, S.C. All customer accounts are carried with RBC Dain Rauscher Incorporated.

Note 1 – Accounting Policies
(a) Revenue Recognition – Wasserman & Associates, Inc. generates commission income from sales of stocks, bonds, mutual funds and insurance. Commissions from security transactions of the Company are recorded on a trade date basis. Commissions from other transactions are recorded on a settlement date basis.

Note 2 – Accounts Receivable
Commissions due from brokers in the normal course of business.

Note 3 – Net Capital Requirements
The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2004, the Company had net capital of $ 49,871 which was $ 36,204 in excess of its required net capital of $ 13,667.

**SOTILLO & COMPANY**

CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

## Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

In planning and performing our audit of the financial statements of Wasserman & Associates, Inc. for the year ended December 31, 2004, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wasserman & Associates, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserves required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control to assess whether those practices and procedures can be expected to achieve the Commission's above – mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Sotillo & Company
West Palm Beach, FL
February 25, 2005

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

## Independent Auditor's Report On No Material Differences between Audited and Unaudited Statements

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the financial statements of Wasserman & Associates, Inc. as of and for the year ended December 31, 2004 and have issued our report thereon dated February 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The audited financial statements of Wasserman & Associates, Inc. as of December 31, 2004 were not materially different from the unaudited reports for the same period.

Sotillo & Company

Sotillo & Company
West Palm Beach, FL
February 25, 2005